McGuireWoods LLP
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www.mcguirewoods.com

Martin B. Richards	mrichards@mcguirewoods.com
Direct: 804.775.1029	Direct Fax: 804.698.2147

December 20, 2010

VIA EDGAR AND FEDEX
Duc Dang, Senior Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Apple REIT Ten, Inc.
Amendment No. 3 to Registration Statement
on Form S-11 Filed December 20, 2010
File No. 333-168971

Dear Mr. Dang:

          We are responding on behalf of our client, Apple REIT Ten, Inc. (the “Company”), to your letter to Mr. Glade M. Knight, dated December 15, 2010. Simultaneously with the submission of this letter, we are filing Pre-effective Amendment No. 3 to the Company’s Registration Statement on Form S-11.

          This letter, together with Pre-effective Amendment No. 3, responds to the comments in your letter dated December 15, 2010. Pre-effective Amendment No. 3 is marked to show changes from Pre-effective Amendment No. 2 to the Registration Statement filed on November 23, 2010. A copy of the marked document is included with the copy of this letter being delivered to you.

          This letter repeats the comments from your letter of December 15, 2010, together with responses on behalf of the Company.

Atlanta | Baltimore | Brussels | Charlotte | Charlottesville | Chicago | Jacksonville | London | Los Angeles
New York | Norfolk | Pittsburgh | Raleigh | Richmond | Tysons Corner | Washington, D.C. | Wilmington

December 20, 2010

Compensation, page 35

1.

We note your response to comment 28 of our letter dated November 12, 2010 that you do not consider the classification between acquisition and operational fees to be significant when considering your reimbursements. If you do not make such distinctions between the two types of fees, please revise to clarify how you determine whether you have exceeded the limitations disclosed on page 39. Also, please revise to include reimbursements to AFM in your acquisition phase disclosure on page 35.

The Company does not expect that total fees and expenses (however reimbursements are categorized) will exceed either of the thresholds for (i) operating expenses or (ii) acquisition fees and acquisition expenses set forth on page 39 of the current filing. If there were to be any excess amount that is not approved by the Board of Directors, the advisor is required to repay such amount to the Company. In light of the fact that the reimbursement costs would not be expected to exceed either limitation, and in accordance with GAAP, the Company records all reimbursement costs as operating expenses. For the same reason, all reimbursement amounts are shown under “Operational Phase” in the “Compensation” table.

2.

In the event of the maximum amount raised, we note that you have estimated $5 million per year in asset management fees and $2 million per year in reimbursements to AFM. From your disclosure in Table II on page 117, we note that the reimbursements were greater than the advisory fees for all of the prior programs except Apple REIT Six, where reimbursements were approximately 28% less than the advisory fees. As such, please clarify how you determined the estimated fees as they appear inconsistent with the prior programs’ experiences.

The $5 million asset management fee is the maximum fee payable, assuming sale of the maximum offering amount of $2 billion and use of the maximum multiple of 0.25%. As discussed, the multiple is based on the financial performance of the Company. The Company understood from prior filings that the staff desired that the maximum asset management fee be presented in the Compensation table. Conversely, the $2 million reimbursement amount is an estimate by the Company of the expected costs of overhead based on past experience. The Company will include the actual fee amounts (which at least initially will be less than the maximum amounts) as well as the actual reimbursement amounts on an annual basis in its future Reports on Form 10-K.

Cost-Sharing Arrangements and Reimbursements to Apple Fund Management, page 41

3.

We note your supplemental response submitted in response to comments 11 and 14 in our letter dated November 12, 2010; however, it remains unclear the business purpose of not contracting directly with AFM, at least initially, since they are actually the party managing your operations. Please revise to clarify. Also, please revise to clarify if AFM would be responsible in the

December 20, 2010

event of a breach of fiduciary duty or the advisory agreement. If not, discuss whether your advisors will have sufficient assets with which to remedy such breaches.

The Company has added clarification on page 41 of the current filing. Part of the advisor’s responsibility is determining and fulfilling the appropriate corporate structure and overhead for the Company. As disclosed, the advisor plans to use the resources of Apple Fund Management due to its significant experience in the real estate industry. If the advisor fails to perform under the agreement with the Company, there are specific remedies including cancellation of the agreement. The independent members of the Board of Directors will annually review the reasonableness of the compensation of the advisor and its ability to perform under the contract. In addition, the independent members of the Board of Directors will annually review the reasonableness and sufficiency of the assets of the advisor in relation to its liabilities under the agreement. Please see Section 5.15 of the Company’s bylaws.

4.

We note your revised disclosure in response to comment 13 in our letter dated November 12, 2010. Please revise to better explain how you plan to track the “estimated time expended” by AFM’s employees in carrying out functions for the company. You disclose that the allocation is made by the “management of the several REITs.” Please clarify how this allocation is determined considering the lack of formal recordkeeping. Also, please revise to discuss how the initial amount that is then allocated is determined. Is the total amount solely the sum of personnel salaries and general and administrative expenses or is a profit or margin built into the total that is then allocated?

As noted, the management of the Company determines the allocation of the reimbursable expenses across the participating entities. The allocation is based upon, among other items, the size, the activity and the complexity of such entity relative to the other entities. Therefore, in the initial stages of an entity the amounts allocated would be less than when it is larger and has more activity. As the amounts being allocated (estimated to be $2 million annually, if the $2 billion offering is achieved) are not significant in relation to the total assets of each company, management believes the cost to develop more specific allocation methodology would outweigh any benefit to a particular entity. As clarified on page 41, there is no profit margin built into the total that is allocated.

Competition Between Us and Glade M. Knight and Other Companies …, page 46

5.

We note your response to comment 17 and the revised disclosure that you will not begin your offering until Apple REIT Nine has completed its offering. It is not clear how that fact would eliminate any possibility of you acquiring properties at the same time that Apple REIT Nine or any other program is acquiring properties. Please revise to clarify. Will you only begin acquiring properties when all other programs have expended their offering proceeds? If not, please clarify if multiple Apple entities can bid on the same properties and whether personnel that provide services for multiple programs would determine the bid prices for competing programs.

Apple REIT Nine has identified all of the properties it plans to acquire with its offering proceeds. With respect to each of these properties, Apple REIT Nine has entered into either a purchase contract or a letter of intent to purchase. Apple REIT Nine will no longer seek to acquire additional properties. Thus, Apple

December 20, 2010

REIT Nine will not be competing with Apple REIT Ten for the acquisition of properties.

General Philosophy, page 66

6.

We note your response to comment 21 and the revised disclosure that the officers of AFM will not be compensated by you, except through reimbursements. However, your references to your compensation philosophy are unclear. Please clarify. Are you referring to AFM’s compensation philosophy?

The requested clarifying revisions have been made on page 67 of the current filing. As you will note, two paragraphs which could have been confusing to a reader have been deleted.

7.

In order for shareholders to understand the compensation considerations, please confirm if you will provide disclosure of the total amount of costs incurred by AFM, your specific allocation, and how that allocation was determined in applicable filings made after effectiveness.

The Company will provide to shareholders in the appropriate periodic, quarterly and/or annual filings the amount of costs of Apple Fund Management allocated to the Company, and the basis for such allocation.

Apple Ten Advisors and Apple Suites Realty, page 68

8.

We reissue comment 22 in our letter dated November 12, 2010 in part. You continue to indicate that your advisors will be staffed to fully serve you even though the disclosure immediately following it contradicts such statement. Please revise to reconcile your disclosure regarding your advisors’ staffing. Also, please revise the third to last bullet point on page 6 to clarify the reliance on AFM.

The requested clarifying revisions have been added to pages 6 and 70 of the current filing.

Table III: Operating Results of Prior Programs, page 117

9.

We note your response to comment 32 and the revised disclosure that your distributions were sourced from “other” instead of solely from your operations, as previously disclosed. It remains unclear how your prior programs sourced their distributions when it exceeded operating cash flows. Please revise to clarify, if true, that such shortfalls were sourced from offering proceeds and/or other financings.

December 20, 2010

Disclosure has been added to page 117 of the current filing. As indicated in the disclosure, the Company is not aware of specific rules for determining sources of distributions for purposes of Table III. However, although the Company believes that cash is fungible and that the statement of cash flows should be read in it entirety, it is possible that the distributions could be deemed to be paid from debt or offering proceeds to the extent that debt proceeds or offering proceeds were available in the period.

          As indicated in your letter dated December 15, 2010, the Company understands that it is responsible for the accuracy and adequacy of the disclosure in its filings and to ensure that it will have provided all information investors require for an informed decision.

          We thank the staff very much for its attention to the Company’s filing and for its ongoing assistance in processing this filing.

          Any questions concerning this letter may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471.

Very truly yours,

Martin B. Richards

cc:	Yolanda Crittendon, Staff Accountant
Cicely LaMothe, Accounting Branch Chief
Jerard Gibson, Attorney-Advisor
Glade M. Knight
David S. McKenney
David P. Buckley
Bryan F. Peery